Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
215.564.8000
www.stradley.com

Jonathan M. Kopcsik, Esq.
(215) 564-8099
jkopcsik@stradley.com

November 14, 2024
VIA EDGAR

Christina DiAngelo Fettig
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	PFM Multi-Manager Series Trust (the “Trust”) File Nos. 333-220096, 811-23282

Dear Ms. Fettig:
On behalf of Trust and each of its three series (each a “Fund” and collectively, the “Funds”) the following are the Trust’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) communicated telephonically on July 31, 2024 with respect to the Trust’s most recent annual shareholder report (the “Shareholder Report”).  Each Staff comment is summarized below, followed by the Trust’s response.

1.
Comment:  With respect to the Trust’s last Form N-CEN filing, the list of sub-advisers for the PFM Multi-Manager International Equity Fund in the response to Item C.9.c does not match the list of Fund’s sub-advisers in Note 4 in the Notes to Financial Statements in the Shareholder Report.  Ensure the lists are consistent in future filings.

Response:  The Trust will ensure the responses are consistent in future filings and shareholder reports.

2.
Comment:  In future shareholder reports, consistent with Instruction 1(d) to Item 27A(d)(2) of Form N-1A, base the line graph on the Funds’ required minimum initial investment if the amount exceeds $10,000 for each Fund.

Response:  The requested change will be made in future shareholder reports.  Because the Funds currently only offer Institutional Class shares, they will base the line graph on the minimum initial investment for that share class, which is $1 million.

3.
Comment:  With respect to the PFM Multi-Manager Domestic Equity and PFM Multi-Manager International Equity Fund; (i) because they each invest significantly in exchange traded funds (“ETFs”), include disclosure in future shareholder reports about how to obtain financial information about the underlying ETFs (for example, in the note to the schedule of investments); and (ii) in addition, confirm whether security concentration risk has been added to the Funds’ principal risks disclosure consistent with the Trust’s comment-response letter dated June 3, 2021.

Response:  In future shareholder reports, the Trust will add disclosure about how to obtain financial information about the underlying ETFs in which the Funds invest significantly (e.g. 25% or more).  The Funds will also add the security concentration risk disclosure in their principal risk section of their prospectus.

4.
Comment:  With respect to the “value” column in the PFM Multi-Manager Fixed Income Fund’s schedule of investments, identify any of the portfolio securities held by the Fund that are non-income producing securities as required by footnote 7 to Reg. S-X 12-12, if applicable.

Response:  The requested change will be made in future shareholder reports.

5.
Comment: With respect to the PFM Multi-Manager Fixed Income Fund’s schedule of investments, disclose in future shareholder reports the frequency of payments for the centrally cleared swap agreements as required by Reg. S-X 12-13C, footnote 3. In addition, in future shareholder reports, translate the 12-month SOFR for payments received by the Fund for centrally cleared swap agreements in a footnote.

Response:  The requested change will be made in future shareholder reports.

6.
Comment:  In the Financial Highlights, explain why the PFM Multi-Manager International Equity Fund’s net expenses after waiver/reimbursement/recoupment for the fiscal years 2021 through 2023 exceeded the expense cap.

Response:  The expenses, net of expenses after waiver/reimbursement/recoupment percentages, for the cited fiscal years exceed the expired fee waiver/expense reimbursement agreement (the “Expired Cap”) due to the timing of the recoupment accruals.  The ability to recoup waived fees and/or reimbursed expenses was calculated each day that the Fund struck a net asset value during the three cited fiscal years and accrued daily on each day that the Fund’s expenses, including any recoupable amounts, were below the Expired Cap.  As net assets fluctuated daily, there were times when the gross daily expenses accrued, including certain fixed expenses that are not determined as a percentage of net assets, were under the Expired Cap and a recoupment amount could be accrued up to the Expired Cap.  On other days, when the gross daily expenses accrued were above the Expired Cap, no such recoupment was accrued.  Unlike these daily calculations, however, the net expense ratios shown in the Financial Highlights for the cited fiscal years are annual calculations.

7.
Comment:  With respect to Item 4(e)(2) of Form N-CSR, the information requested is for the percentage of services where the pre-approval requirement was waived.  In future shareholder reports, ensure that the percentage stated reflects services where the pre-approval requirement was waived.

Response:  In future reports, the Trust will ensure that the response to Item 4(e)(2) reflects the percentage of services where the pre-approval requirement was waived.
* * *
Please feel free to call me at (215) 564-8099 with any questions or comments relating to foregoing responses.

Very truly yours, /s/ Jonathan M. Kopcsik Jonathan M. Kopcsik

cc:	Kathryn Narla Daniel Hess